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                              May 5, 2022

       Man Chung Chan
       Chief Executive Officer
       Bonanza Goldfields Corp.
       37/F, Singapore Land Tower
       50 Raffles Place
       Singapore 048623

                                                        Re: Bonanza Goldfields
Corp.
                                                            Amendment No. 6 to
Registration Statement on Form 10-12G
                                                            Filed April 22,
2022
                                                            File No. 000-53612

       Dear Mr. Chan:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

       Amendment No. 6 to Registration Statement on Form 10-12G

       Introductory Comment, page ii

   1. Discuss whether there are limitations on your ability to transfer cash between you, your subsidiaries, or
investors. In this regard, we note your disclosure mentions only that there are no limitations on
the amount of funds permitted to be distributed as dividends. Provide a cross-reference to
your discussion of this issue in your summary risk factors and risk factors sections, as
well.
       Risk Factors
       "It may be difficult for stockholders to enforce any judgment...", page
30

   2. Please revise your header and your accompanying disclosure to state whether your directors, officers or
members of senior management are located in the PRC or Hong
 Man Chung Chan
Bonanza Goldfields Corp.
May 5, 2022
Page 2
      Kong.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Taylor Beech at 202-551-4515 or Mara Ransom at 202-551-3264 with any questions.



                                                          Sincerely,
FirstName LastNameMan Chung Chan
                                                          Division of
Corporation Finance
Comapany NameBonanza Goldfields Corp.
                                                          Office of Trade &
Services
May 5, 2022 Page 2
cc:       Jenny Chen-Drake, Esq.
FirstName LastName